Exhibit 99.1

For Immediate Release	October 19, 2017

Celestica Announces Appointment of Chief Financial Officer

Toronto, Canada — Celestica Inc. (TSX: CLS)(NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, is pleased to announce the appointment of Mandeep Chawla as the Company’s Chief Financial Officer, effective immediately.

Mr. Chawla has been Celestica’s interim CFO since June and was appointed following a search process that included both external and internal candidates. Since joining Celestica in 2010, Mr. Chawla has held progressively senior roles in the organization, most recently as Senior Vice President, Finance. Prior to joining Celestica, he held finance positions with MDS Inc, Tyco International, and General Electric. Mr. Chawla holds a Master of Finance degree from Queen’s University and is a Chartered Professional Accountant (CPA, CMA).

“We are delighted to have Mandeep step into the Chief Financial Officer role,” said Rob Mionis, President and Chief Executive Officer, Celestica. “Mandeep is an exceptional leader who has already been playing a critical role in driving Celestica’s strategy as we chart our company’s transformation. His depth of understanding of our business and our markets will make him a valuable addition to our executive leadership team.”

About Celestica

Celestica enables the world’s best brands. Through our unrivalled customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, semiconductor capital equipment, and smart energy to deliver solutions for their most complex challenges. A leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit http://www.celestica.com/home or follow us on Twitter at @Celestica_Inc.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves.  For those statements, we claim the protection of the safe harbor for forward looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contacts

Celestica Global Communications

(416) 448-2200

media@celestica.com

Celestica Investor Relations
(416) 448-2211
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